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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2

                                       TO

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   SYMS CORP.

                       (NAME OF SUBJECT COMPANY (ISSUER))

                               SYMS CORP. (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    871551107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   MARCY SYMS
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                   SYMS CORP.
                      SYMS WAY, SECAUCUS, NEW JERSEY 07094
                            TELEPHONE: (201) 902-9600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                               ROY M. KORINS, ESQ.
                                KATSKY KORINS LLP
                                605 THIRD AVENUE

                            NEW YORK, NEW YORK 10158
                            TELEPHONE: (212) 953-6000

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                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
----------------------------------            ----------------------------------
           $60,300,000.                                   $6,452.10

   * Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 3,350,000 outstanding shares of common stock, par value $0.05 per share, are being purchased at the maximum possible tender offer price of $18.00 per share.

  ** Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

 |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A            Filing Party: N/A
      Form or Registration No.: N/A          Date Filed: N/A

 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

 |_|  third-party tender offer subject to Rule 14d-1.
 |X|  issuer tender offer subject to Rule 13e-4.
 |_|  going-private transaction subject to Rule 13e-3.
 |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as filed with the Securities and Exchange Commission (the "Commission") on April 27, 2006 and as amended by Amendment No. 1 which was filed with the Commission on May 18, 2006 (collectively, "Schedule TO"), regarding the tender offer by Syms Corp., a New Jersey corporation ("Syms" or the "Company"), to purchase for cash up to 3,350,000 shares of its common stock, par value $0.05 per share, at a price not more than $18.00 nor less than $16.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 27, 2006 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer (collectively, the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are amended as set forth in this Amendment to the Schedule TO.

         The information in this Amendment No. 2 to the Schedule TO ("Amendment No. 1") is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 2 in conjunction with the information contained in the Schedule TO.

         Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following at the end thereof:

         On May 30, 2006, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., Eastern Daylight Savings time, on Friday, May 26, 2006. Based on the final count by American Stock Transfer & Trust Company, the depositary for the tender offer, the Company will purchase 436,286 shares at $18 per share for a total cost of $7,853,148. As a result of completing the tender offer, the Company will have 14,500,801 shares of common stock outstanding. A copy of the press release is filed as Exhibit
(a)(1)(H) to this Schedule TO.

ITEM 12. EXHIBITS

(a)(1)(A)*        Offer to Purchase, dated April 27, 2006.

(a)(1)(B)*        Letter of Transmittal.

(a)(1)(C)*        Notice of Guaranteed Delivery.

(a)(1)(D)* Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated April 27, 2006.

(a)(1)(E)* Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated April 27, 2006.

(a)(1)(F)* Press Release, dated April 27, 2006 announcing commencement of the offer.

(a)(1)(G)* Letter to Stockholders from the President and Chief Executive Officer of the Company, dated April 28, 2006

(a)(1)(H)** Press release, dated May 30, 2006, announcing the results of the offer.

(b)(1) Loan Agreement, dated as of November 5, 2003, between Syms Corp and Israel Discount Bank of New York (incorporated by reference to 10-Q Report for the fiscal quarter ended November 29, 2003)

(b)(2) First Amendment to Loan Agreement, dated April 7, 2005, between Syms Corp and Israel Discount Bank of New York (incorporated by reference to current report on Form 8-K dated April 8, 2005)

(b)(3)* Second Amendment to Loan Agreement, dated April 20, 2006, between Syms Corp and Israel Discount Bank of New York

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(d)(1)            Syms Corp 2005 Stock Option Plan, as amended (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(2) Form of Nonqualified Stock Option Award Agreement for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(3) Form of Incentive Option Award for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(4) Form of Restricted Stock Award for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

_________

        *         Previously filed

       **         Filed herewith


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SYMS CORP.

                                   By:    /s/ Marcy Syms
                                          ----------------------------
                                   Name:  Marcy Syms
Dated: May 30, 2006                Title: Chief Executive Officer/President

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